UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 18, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Abgenix, Inc.

File No. 333-49858 - CF#28201

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Amgen Inc. (as successor to Abgenix, Inc.) submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Post Effective Amendment to a Form S-1 registration statement filed on October 16, 2001.

Based on representations by Amgen Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.68   through August 13, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel